



06009716

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 5/7 8/

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/05__ AND ENDING __12/31/05__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EverTrade Direct Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8328 Eager Road ; Suite 300
                    (No. and Street)

St. Louis   MO   63144
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Hartrich   314-647-3837 ext 127
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                    (Name – If individual, state last, first, middle name)

One Independent Drive ; Suite 2801   Jacksonville   FL   32202
(Address)   (City)   (State) (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __DAVID HARTRICH__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __EVERTRADE DIRECT BROKERAGE__ , as of __MARCH 9TH__ , 20 _06_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__PRESIDENT__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



EverTrade Direct Brokerage, Inc.

Financial Statements as of and for the Year Ended December 31, 2005, Supplemental Schedule as of December 31, 2005, and Independent Auditors' Report

EVERTRADE DIRECT BROKERAGE, INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 2801
One Independent Drive
Jacksonville, FL 32202-5034
USA

Tel: +1 904 665 1400
Fax: +1 904 665 1600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
EverTrade Direct Brokerage, Inc.
Jacksonville, Florida

We have audited the accompanying balance sheet of EverTrade Direct Brokerage, Inc. (the "Company")
as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash
flows for the year then ended. These financial statements are the responsibility of the Company's
management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of
America. Those standards require that we plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatement. An audit includes consideration of
internal control over financial reporting as a basis for designing audit procedures that are appropriate in
the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's
internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes
examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
assessing the accounting principles used and significant estimates made by management, as well as
evaluating the overall financial statement presentation. We believe that our audit provides a reasonable
basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of
the Company as of December 31, 2005, and the results of its operations and its cash flows for the year
then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as
a whole. The following supplemental schedule of EverTrade Direct Brokerage, Inc. as of December 31,
2005, is presented for purposes of additional analysis and is not a required part of the basic financial
statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of
1934: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities
Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule
has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in
our opinion, is fairly stated in all material respects when considered in relation to the basic financial
statements taken as a whole.

Deloitte & Touche LLP

February 13, 2006

Member of
Deloitte Touche Tohmatsu

EVERTRADE DIRECT BROKERAGE, INC.

BALANCE SHEET
AS OF DECEMBER 31, 2005

ASSETS

CASH AND CASH EQUIVALENTS	$ 376,889
DEPOSIT WITH CLEARING ORGANIZATION	224,701
PREMISES AND EQUIPMENT, Net of accumulated depreciation of $19,902	92
RECEIVABLES FROM CLEARING ORGANIZATION	14,840
PREPAID NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. FEE	28,473
INCOME TAXES RECEIVABLE	32,107
DEFERRED TAX ASSET	2,201
OTHER PREPAID EXPENSES	1,596
TOTAL	$ 680,899

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to parent	$ 72,111
Accounts payable and accrued expenses	38,159
Deferred tax liability	36
Total liabilities	110,306
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value—30,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	1,168,353
Accumulated deficit	(598,760)
Total stockholder's equity	570,593
TOTAL	$ 680,899

See notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

INCOME:	
Commission and fee income	$425,519
Interest income	16,196
Total income	441,715
EXPENSES:	
Salaries and employee benefits	89,299
Trade clearing and execution fees	74,805
Data processing	51,647
Regulatory fees and licenses	36,321
Occupancy and equipment	24,473
Communication and supplies	15,458
Professional fees	132,239
Other expense	12,387
Total expenses	436,629
INCOME BEFORE INCOME TAXES	5,086
INCOME TAXES	(449)
NET INCOME	$ 5,535

See notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
BALANCE—December 31, 2004	1,000	$ 1,000	$ 1,168,353	$ (604,295)	$ 565,058
Net income	-	-	-	5,535	5,535
BALANCE—December 31, 2005	1,000	$ 1,000	$ 1,168,353	$ (598,760)	$ 570,593

See notes to financial statements.

- 4 -

EVERTRADE DIRECT BROKERAGE, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

OPERATING ACTIVITIES:

Net income	$ 5,535
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization expense	1,154
Deferred income taxes	(2,480)
Change in operating assets and liabilities:	
Increase in deposits with clearing organization	(6,046)
Decrease in receivables and other prepaid assets	29,657
Decrease in due to parent	(7,933)
Increase in accounts payable and accrued expenses	10,338
Increase in income taxes receivable	(32,107)
Decrease in income taxes payable	(25,034)
Net cash used in operating activities	(26,916)
CASH AND CASH EQUIVALENTS—Beginning of year	403,805
CASH AND CASH EQUIVALENTS—End of year	$ 376,889

See notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2005

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Organization—EverTrade Direct Brokerage, Inc. ("EverTrade" or the "Company") is a wholly owned subsidiary of CustomerOne Financial Network, Inc., St. Louis, Missouri ("C1FN"). C1FN is a second-tier subsidiary of EverBank, Jacksonville, Florida, a wholly owned subsidiary of EverBank Financial Corp (EFC).

    EverTrade is a member of the National Association of Securities Dealers, Inc. ("NASD"). EverTrade is a registered broker/dealer and does not carry customer accounts or perform custodial functions relating to customer securities. The Company offers equity securities, option contracts, mutual funds, fixed income trading (including foreign bonds), multiple trading channels and protected accounts (i.e., theft and loss protection with Securities Investor Protection Corporation and ADP Clearing and Outsourcing Services, Inc. ("ADP") private insurance) through its trading services.

    Basis of Presentation—The financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates that affect the reported amounts and disclosures of contingencies in the consolidated financial statements. Estimates by their nature are based on judgment and available information. Because of the inherent uncertainties associated with any estimation process and future changes in market and economic conditions, it is possible that actual results could differ from those estimates.

    Commissions and Fee Income—Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Securities transactions and all fee income are recorded as earned on a settlement-date basis.

    Premises and Equipment—Premises and equipment consist of furniture and equipment and is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of three to five years.

    Cash and Cash Equivalents—For the purposes of the statement of cash flows, the Company has defined cash and cash equivalents as cash due from banks and interest-bearing bank deposits, all of which mature within 90 days.

    Receivables and Deposits with Clearing Organization—The Company contracts with ADP to provide clearing services for its customers' market transactions. Included in this contract is the requirement to maintain a "good faith" deposit with ADP. The Company also maintains receivables on the balance sheet related to transactions that have been executed by ADP, but for which funds have not yet remitted.

    Prepaid NASD Fee—As a member of the NASD, the Company is charged annual registration fees. These fees are paid in advance and amortized monthly.

Income Taxes—The operations of EverTrade are included in the consolidated federal income tax return of EFC, EverTrade's ultimate parent. The Company's tax provision is computed as if it filed separate federal and state tax returns. Any benefits received or expenses incurred relating to current and deferred federal taxes are recognized through intercompany transactions with EverBank Financial Corp. The amount receivable from EFC for federal taxes at December 31, 2005, was $24,565, while the amount receivable for state taxes was $7,542.

Deferred tax assets and liabilities are recognized for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets and liabilities are adjusted for the effect of changes in tax rates in the period of change.

2. PREMISES AND EQUIPMENT

	2005
Computer hardware and software	$ 15,898
Equipment	2,992
Leasehold improvements	1,104
	19,994
Less accumulated depreciation	(19,902)
	$ 92

3. RELATED PARTY TRANSACTIONS

Certain expenditures attributable to EverTrade's operations, including an allocation of occupancy expense totaling $9,402 and professional fees totaling $55,340 for the year ended December 31, 2005 were initially paid by C1FN. Amounts payable to C1FN as of December 31, 2005, for expenses incurred on behalf of EverTrade were $72,111, for which no interest is charged. The amounts are generally settled on a monthly basis between C1FN and EverTrade.

4. INCOME TAXES

Income tax benefits for the year ended December 31, 2005, is comprised of the following:

Current:	
Federal	$ 2,031
State	-
	2,031
Deferred:	
Federal	951
State	(3,431)
	(2,480)
Income tax benefit	$ (449)

The deferred tax asset of $2,201 at December 31, 2005, is attributable to state tax credits, while the deferred tax liability of $36 at December 31, 2005, is attributable to the difference between the book and tax basis of fixed assets. There are no valuation allowances provided for any of the Company's deferred tax assets based on management's belief that it is more likely than not that deferred tax assets will be realized.

5. **NET CAPITAL REQUIREMENTS**

EverTrade is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, EverTrade had net capital of $506,123 which was in excess of the required net capital of $250,000. EverTrade's ratio of aggregate indebtedness to net capital was 0.2179 at December 31, 2005.

EverTrade is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) of the Rule. EverTrade's clearing firm is ADP Clearing Corporation.

* * * * * *

EVERTRADE DIRECT BROKERAGE, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

Net capital:

Total stockholder's equity	$ 570,593
Add—allowable credits	-
Total capital and allowable credits	570,593
Deductions—nonallowable assets	64,470
	$ 506,123
Aggregate indebtedness—items included in the statement of financial condition—accounts payable, accrued expenses and other liabilities	$ 110,270
Total aggregate indebtedness	$ 110,270
Computation of basic net capital requirement—minimum net capital required*	$ 250,000
Excess net capital	$ 256,123
Ratio—aggregate indebtedness to net capital*	21.79 %

* In accordance with Rule 15c3-1, the ratio of aggregate indebtedness to net capital cannot exceed 15-to-1, and net capital cannot fall below 6-2/3% of aggregate indebtedness or $250,000, whichever is greater.

Note: The computation of net capital included on this schedule does not differ materially from EverTrade's computation of net capital included in Part IIA of Form X-17A-5 at December 31, 2005.



Deloitte & Touche LLP
Certified Public Accountants
Suite 2801
One Independent Drive
Jacksonville, FL 32202-5034
USA

Tel: +1 904 665 1400
Fax: +1 904 665 1600
www.deloitte.com



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

February 13, 2006

Board of Directors
EverTrade Direct Brokerage, Inc.

In planning and performing our audit of the financial statements of EverTrade Brokerage, Inc. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 13, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.15 We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

Member of
Deloitte Touche Tohmatsu

preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP